SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (AMENDMENT NO. 2)(1)

                              WCI COMMUNITIES, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    92923C104
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                              Noah Greenhill, Esq.
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 11, 2007
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

--------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92923C104                 13D/A                 Page 2 of 19 Pages


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Capital Management, LLC         20-1901985

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,691,300 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,691,300 shares of Common Stock
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,691,300 shares of Common Stock
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             4.02%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                 13D/A                 Page 3 of 19 Pages
-----------------------------------------------------------------------------


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge International LLC

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,133,533 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,133,533 shares of Common Stock
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,133,533 shares of Common Stock
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             2.69%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                 13D/A                 Page 4 of 19 Pages
-----------------------------------------------------------------------------


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            STAR, L.P. (a statistical arbitrage strategy)

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             -0-
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                 13D/A                 Page 5 of 19 Pages
-----------------------------------------------------------------------------


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Event Driven/Relative Value Fund, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    72,380 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    72,380 shares of Common Stock
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             72,380 shares of Common Stock
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0.17%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                 13D/A                 Page 6 of 19 Pages
-----------------------------------------------------------------------------


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Event Driven/Relative Value Fund, Ltd.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    485,387 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    485,387 shares of Common Stock
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             485,387 shares of Common Stock
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             1.15%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                 13D/A                 Page 7 of 19 Pages
-----------------------------------------------------------------------------


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Fixed Income Opportunity Master Fund, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             -0-
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                 13D/A                 Page 8 of 19 Pages
-----------------------------------------------------------------------------


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             -0-
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             CO
-----------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                 13D/A                 Page 9 of 19 Pages
-----------------------------------------------------------------------------


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Glenn Dubin

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,691,300 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,691,300 shares of Common Stock
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,691,300 shares of Common Stock
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             4.02%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                 13D/A                 Page 10 of 19 Pages
-----------------------------------------------------------------------------


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Henry Swieca

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,691,300 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,691,300 shares of Common Stock
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,691,300 shares of Common Stock
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             4.02%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92923C104                 13D/A                 Page 11 of 19 Pages


This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13D filed on March 16, 2007 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on May 10, 2007 (the Original Schedule 13D as amended, the "Schedule 13D") with respect to shares of common stock par value $0.01 per share (the "Common Stock") of WCI Communities, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends and restates Item 5 in its entirety as set forth below. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 5.     Interest in Securities of the Issuer.

      A. Highbridge Capital Management, LLC

               (a) As of the date hereof, Highbridge Capital Management,
                   LLC may be deemed the beneficial owner of (i) 485,387 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd., (ii) 72,380 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P. and (iii) 1,133,533 shares of Common Stock owned by Highbridge International LLC.

                   Percentage: Approximately 4.02% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 42,108,838 shares of Common Stock, which reflects the number of shares of Common Stock outstanding as of November 5, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.

               (c) Highbridge Capital Management, LLC did not enter
                   into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P. and Highbridge Event Driven/Relative Value Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known
                   to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Highbridge Capital Management, LLC ceased to be the
                   beneficial owner of more than five percent of the shares of Common Stock on December 11, 2007.

      B. Highbridge International LLC

CUSIP No. 92923C104                 13D/A                 Page 12 of 19 Pages


               (a) As of the date hereof, Highbridge International LLC
                   may be deemed the beneficial owner of 1,133,533 shares of Common Stock.

                   Percentage: Approximately 2.69% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.

               (c) The number of shares of Common Stock sold by
                   Highbridge International LLC is set forth on Schedule B and is incorporated herein by reference. Highbridge International LLC entered into transactions in the Common Stock within the last sixty days, which are set forth on Schedule B.

               (d) No person other than the Reporting Persons is known
                   to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Highbridge International LLC ceased to be the
                   beneficial owner of more than five percent of the shares of Common Stock on December 11, 2007.

       C. STAR, L.P.

               (a) As of the date hereof, STAR, L.P. does not beneficially own any shares of Common Stock.

                   Percentage: Approximately 0% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.

               (c) STAR, L.P. did not enter into any transactions in
                   the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known
                   to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

      D. Highbridge Event Driven/Relative Value Fund, L.P.

               (a) As of the date hereof, Highbridge Event
                   Driven/Relative Value Fund, L.P. may be deemed the beneficial owner of 72,380 shares of Common Stock.

                   Percentage: Approximately 0.17% as of the date hereof.

CUSIP No. 92923C104                 13D/A                 Page 13 of 19 Pages


               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.

               (c) The number of shares of Common Stock sold by
                   Highbridge Event Driven/Relative Value Fund, L.P. is set forth on Schedule B and is incorporated herein by reference. Highbridge Event Driven/Relative Value Fund, L.P. entered into transactions in the Common Stock within the last sixty days, which are set forth on Schedule B.

               (d) No person other than the Reporting Persons is known
                   to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

      E. Highbridge Event Driven/Relative Value Fund, Ltd.

               (a) As of the date hereof, Highbridge Event
                   Driven/Relative Value Fund, Ltd. may be deemed the beneficial owner of 485,387 shares of Common Stock.

                   Percentage: Approximately 1.15% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.

               (c) The number of shares of Common Stock sold by
                   Highbridge Event Driven/Relative Value Fund, Ltd. is set forth on Schedule B and is incorporated herein by reference. Highbridge Event Driven/Relative Value Fund, Ltd. entered into transactions in the Common Stock within the last sixty days, which are set forth on Schedule B.

               (d) No person other than the Reporting Persons is known
                   to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

      F. Highbridge Fixed Income Opportunity Master Fund, L.P.

               (a) As of the date hereof, Highbridge Fixed Income
                   Opportunity Master Fund, L.P. does not beneficially own any shares of Common Stock.

                   Percentage: 0% as of the date hereof.

CUSIP No. 92923C104                 13D/A                 Page 14 of 19 Pages


               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.

               (c) Highbridge Fixed Income Opportunity Master Fund,
                   L.P. did not enter into any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known
                   to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

      G. Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

               (a) As of the date hereof, Highbridge Fixed Income
                   Opportunity Institutional Fund, Ltd. does not beneficially own any shares of Common Stock.

                   Percentage: 0% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.

               (c) Highbridge Fixed Income Opportunity Institutional
                   Fund, Ltd. did not enter into any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known
                   to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

      H.  Glenn Dubin

               (a) As of the date hereof, Glenn Dubin may be deemed the
                   beneficial owner of (i) 485,387 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd., (ii) 72,380 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P. and (iii) 1,133,533 shares of Common Stock owned by Highbridge International LLC.

                   Percentage: Approximately 4.02% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0

CUSIP No. 92923C104                 13D/A                 Page 15 of 19 Pages


                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.


               (c) Glenn Dubin did not enter into any transactions in
                   the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty day by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P. and Highbridge Event Driven/Relative Value Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known
                   to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Glenn Dubin ceased to be the beneficial owner of
                   more than five percent of the shares of Common Stock on December 11, 2007.

      I.  Henry Swieca

               (a) As of the date hereof, Henry Swieca may be deemed
                   the beneficial owner of (i) 485,387 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, Ltd., (ii) 72,380 shares of Common Stock owned by Highbridge Event Driven/Relative Value Fund, L.P. and (iii) 1,133,533 shares of Common Stock owned by Highbridge International LLC.

                   Percentage: Approximately 4.02% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.


               (c) Henry Swieca did not enter into any transactions in
                   the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty day by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P. and Highbridge Event Driven/Relative Value Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known
                   to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Henry Swieca ceased to be the beneficial owner of
                   more than five percent of the shares of Common Stock on December 11, 2007.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned

CUSIP No. 92923C104                 13D/A                 Page 16 of 19 Pages


by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin, and Henry Swieca disclaims beneficial ownership of shares of Common Stock owned by Highbridge International LLC, Highbridge Event Driven/Relative Value Fund, L.P. and Highbridge Event Driven/Relative Value Fund, Ltd.

CUSIP No. 92923C104                 13D/A                 Page 17 of 19 Pages



                                   Schedule B

                       Purchases and Sales of Common Stock



                                   Date of                         Sale Price
Purchaser                          Transaction       Amount(1)      Per Unit
---------                          -----------       ---------    --------------

Highbridge International LLC       10/18/2007       -118,716           $5.94
Highbridge International LLC       10/19/2007       -148,870           $5.62
Highbridge International LLC       10/22/2007       -107,568           $5.57
Highbridge International LLC       10/23/2007        -59,262           $5.44
Highbridge International LLC       10/24/2007        -31,376           $5.36
Highbridge International LLC       12/11/2007     -1,005,300           $4.5
                                                  ----------
         Total                                    -1,471,092
                                                  ==========


Highbridge Event
Driven/Relative Value Fund, L.P.   10/18/2007         -7,581           $5.94
Highbridge Event
Driven/Relative Value Fund, L.P.   10/19/2007         -9,507           $5.62
Highbridge Event
Driven/Relative Value Fund, L.P.   10/22/2007         -6,869           $5.57
Highbridge Event
Driven/Relative Value Fund, L.P.   10/23/2007         -3,785           $5.44
Highbridge Event
Driven/Relative Value Fund, L.P.   10/24/2007         -2,004           $5.36
Highbridge Event
Driven/Relative Value Fund, L.P.   12/11/2007        -64,200           $4.5
                                                    --------
                                                     -93,946
                                                    ========


Highbridge Event
Driven/Relative Value Fund, Ltd.   10/18/2007        -50,837           $5.94
Highbridge Event
Driven/Relative Value Fund, Ltd.   10/19/2007        -63,749           $5.62
Highbridge Event
Driven/Relative Value Fund, Ltd.   10/22/2007        -46,063           $5.57

CUSIP No. 92923C104                 13D/A                 Page 18 of 19 Pages


Highbridge Event
Driven/Relative Value Fund, Ltd.   10/23/2007        -25,377           $5.44
Highbridge Event
Driven/Relative Value Fund, Ltd.   10/24/2007        -13,436           $5.36
Highbridge Event
Driven/Relative Value Fund, Ltd.   12/11/2007       -430,500           $4.5
                                                  ----------
                                                    -629,962
                                                  ==========




 (1) A positive amount indicates a purchase of such amount. A negative amount indicates a sale of such amount.

CUSIP No. 92923C104                 13D/A                 Page 19 of 19 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 12, 2007


HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                   By: /s/ Noah Greenhill
                                              ----------------------------
                                          Name: Noah Greenhill
                                          Title: Managing Director
By: /s/ Noah Greenhill
    -------------------------------
Name: Noah Greenhill
Title: Managing Director


HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE    HIGHBRIDGE EVENT DRIVEN/RELATIVE VALUE
FUND, LTD.                                FUND, L.P.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its General Partner

By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
    -------------------------------           ----------------------------
Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director

HIGHBRIDGE FIXED INCOME OPPORTUNITY       HIGHBRIDGE FIXED INCOME OPPORTUNITY
INSTITUTIONAL FUND, LTD.                  MASTER FUND, L.P.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its trading manager                   its trading manager

By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
    -------------------------------           ----------------------------
Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director


/s/ Glenn Dubin                           /s/ Henry Swieca
---------------------------               ---------------------------

GLENN DUBIN                               HENRY SWIECA

STAR, L.P.

By: Highbridge GP, Ltd.
    Its General Partner

By: /s/ Clive Harris
    ----------------
Name: Clive Harris
Title: Director